Exhibit 12

Walgreens Boots Alliance, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(in millions, except ratio data)

	Three Months Ended,	Twelve Months Ended,
	Nov 30, 2015	2015	2014	2013	2012	2011
Income before income tax provision	$1,273	$5,311	$3,557	$4,047	$3,376	$4,294
Add:
Minority Interests	—	—	—	5	—	—
Fixed charges	526	2,054	1,376	1,383	1,260	1,212
Amortization of capitalized interest	—	1	6	7	6	5
Less:
Equity earnings	(7)	(315)	(617)	(496)	—	—
Capitalized interest	—	(1)	(6)	(7)	(9)	(10)
Earnings as defined	$1,792	$7,050	$4,316	$4,939	$4,633	$5,501

Interest expense, net of capitalized interest	$146	$632	$168	$193	$94	$77
Capitalized interest	—	1	6	7	9	10
Portions of rentals representative of the interest factor	380	1,421	1,202	1,183	1,157	1,125
Fixed charges as defined	$526	$2,054	$1,376	$1,383	$1,260	$1,212

Ratio of earnings to fixed charges	3.41	3.43	3.14	3.57	3.68	4.54

(a) For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor.  “Fixed charges” consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.

Walgreens Boots Alliance, Inc. is the successor of Walgreen Co. See Note 1 of the consolidated financial statements for further information.